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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
Washington, D.C. 20549	OMB Number: 3235-0145 Expires: December 31, 2005
	Estimated average burden hours per response	11
Schedule 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)
Goody's Family Clothing, Inc. (Name of Issuer)
Common Stock, no par value per share (Title of Class of Securities)
382588101 (CUSIP Number)

Marc J. Leder
Rodger R. Krouse
Sun Capital Partners IV, LP
5200 Town Center Circle, Suite 470
Boca Raton, Florida 33486
(561) 394-0550
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
COPY TO: James S. Rowe, Esq. Carol Anne Huff, Esq. Kirkland & Ellis LLP 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000
October 26, 2005 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

CUSIP No. 382588101	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS/IRS IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
GFC Enterprises, Inc. S.S. or I.R.S. IDENTIFICATION NO. (Intentionally Omitted)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0

14	TYPE OF REPORTING PERSON (See Instructions)
CO

CUSIP No. 382588101	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS/IRS IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
GFC Holding Corp. S.S. or I.R.S. IDENTIFICATION NO. (Intentionally Omitted)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0

14	TYPE OF REPORTING PERSON (See Instructions)
CO

CUSIP No. 382588101	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS/IRS IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Sun GFC, LLC S.S. or I.R.S. IDENTIFICATION NO. (Intentionally Omitted)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0

14	TYPE OF REPORTING PERSON (See Instructions)
CO

CUSIP No. 382588101	13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS/IRS IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Sun Capital Partners IV, LP S.S. or I.R.S. IDENTIFICATION NO. (Intentionally Omitted)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0

14	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No. 382588101	13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS/IRS IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Sun Capital Advisors IV, LP S.S. or I.R.S. IDENTIFICATION NO. (Intentionally Omitted)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0

14	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No. 382588101	13D	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS/IRS IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Sun Capital Partners IV, LLC S.S. or I.R.S. IDENTIFICATION NO. (Intentionally Omitted)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0

14	TYPE OF REPORTING PERSON (See Instructions)
OO (limited liability company)

CUSIP No. 382588101	13D	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS/IRS IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Marc J. Leder S.S. or I.R.S. IDENTIFICATION NO. (Intentionally Omitted)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0

14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 382588101	13D	Page 9 of 13 Pages

1	NAMES OF REPORTING PERSONS/IRS IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Rodger R. Krouse S.S. or I.R.S. IDENTIFICATION NO. (Intentionally Omitted)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0

14	TYPE OF REPORTING PERSON (See Instructions)
IN

EXPLANATORY NOTE

        This Amendment No. 1 to Schedule 13D ("Amendment No. 1") hereby amends the Statement on Schedule 13D previously filed on October 17, 2005 (the "Schedule 13D") by GFC Enterprises, Inc., a Tennessee corporation (the "Purchaser"), GFC Holding Corp., a Delaware corporation ("Parent"), Sun GFC, LLC, a Delaware limited liability company ("Sun GFC, LLC"), Sun Capital Partners IV, LP, a Delaware limited Partnership ("Sun Partners IV LP"), Sun Capital Advisors IV, LP, a Delaware limited partnership ("Sun Advisors IV"), Sun Capital Partners IV, LLC, a Delaware limited liability company ("Sun Partners IV LLC"), Marc J. Leder ("Leder") and Rodger R. Krouse ("Krouse") (collectively, the "Reporting Persons") with respect to the common stock of Goody's Family Clothing, Inc. (the "Issuer"). Capitalized terms used herein but not defined have the meanings assigned in the Schedule 13D.

        As previously reported in the Schedule 13D, the Reporting Persons may have been deemed to possess beneficial ownership of the shares reported in the Schedule 13D as a result of entering into a Support Agreement with certain holders of the common stock of Goody's Family Clothing, Inc. On October 26, 2005, Parent and Purchaser terminated the Merger Agreement described in the Schedule 13D. As a result, the Support Agreement terminated in accordance with its terms.

Item 3.    Source and Amount of Funds or Other Consideration.

        The Merger Agreement and Offer and the related Commitment Letter described in the Schedule 13D have been terminated.

Item 4.    Purpose of Transaction.

        The Merger Agreement, Support Agreement, Stock Option Agreement and the Offer described in the Schedule 13D have been terminated.

Item 5.    Interest in Securities of the Issuer.

        Item 5 is amended and restated in its entirety as follows:

        (a)-(b) As of the date hereof, none of the Reporting Persons owns or was the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Shares.

        (c)   Except as reported in the Schedule 13D and this Amendment No. 1, there have been no transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

        (d)   Not applicable.

        (e)   The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on October 26, 2005.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Support Agreement, Merger Agreement, Commitment Letter and Stock Option Agreement described in the Schedule 13D have been terminated.

Page 10 of 13 Pages

Item 7.    Material to be filed as Exhibits.

Schedule A	—	Additional Information required by Item 2 of Schedule 13D.*
Exhibit 1	—	Schedule 13D Joint Filing Agreement, dated October 17, 2005 by and among each of the Reporting Persons.*
Exhibit 2	—
Support Agreement, dated as of October 7, 2005, among GFC Holding Corp., GFC Enterprises, Inc. and certain principal shareholders of Goody's Family Clothing, Inc., incorporated by reference to Exhibit 10.109 to Goody's Family Clothing, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2005.
Exhibit 3	—
Acquisition Agreement and Agreement and Plan of Merger, dated as of October 7, 2005, among GFC Holding Corp., GFC Enterprises, Inc. and Goody's Family Clothing, Inc., incorporated by reference to Exhibit 2.1 to Goody's Family Clothing, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2005.
Exhibit 4	—
Commitment Letter, dated as of October 4, 2005 issued by Sun Capital Partners IV, LP in favor of GFC Holding Corp., incorporated by reference to Exhibit 10.110 to Goody's Family Clothing, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2005.
Exhibit 5	—
Stock Option Agreement, dated as of October 7, 2005, among GFC Holding Corp., GFC Enterprises, Inc. and Goody's Family Clothing, Inc., incorporated by reference to Exhibit 10.108 to Goody's Family Clothing, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2005.

*
Previously filed.

Page 11 of 13 Pages

SIGNATURES

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2005
SUN GFC, LLC
	By:	/s/ MARC J. LEDER
	Name:	Marc J. Leder
	Its:	Vice President
GFC ENTERPRISES, INC.
	By:	/s/ MARC J. LEDER
	Name:	Marc J. Leder
	Its:	Vice President
GFC HOLDING CORP.
	By:	/s/ MARC J. LEDER
	Name:	Marc J. Leder
	Its:	Vice President
SUN CAPITAL PARTNERS IV, LP
	By:	Sun Capital Advisors IV, LP
	Its:	General Partner
	By:	Sun Capital Partners IV, LLC
	Its:	General Partner
	By:	/s/ MARC J. LEDER
	Name:	Marc J. Leder
	Its:	Co-CEO
SUN CAPITAL ADVISORS IV, LP
	By:	Sun Capital Partners IV, LLC
	Its:	General Partner
	By:	/s/ MARC J. LEDER
	Name:	Marc J. Leder
	Its:	Co-CEO

Page 12 of 13 Pages

SUN CAPITAL PARTNERS IV, LLC
By:	/s/ MARC J. LEDER
Name:	Marc J. Leder
Its:	Co-CEO
/s/ MARC J. LEDER Marc J. Leder
/s/ RODGER R. KROUSE Rodger R. Krouse

Page 13 of 13 Pages

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  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be filed as Exhibits.
SIGNATURES